ADDUS HOMECARE CORPORATION

2401 S Plum Grove Road

Palatine, IL 60067

October 23, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile: (703) 813-6963

Re:	Addus HomeCare Corporation
File No. 333-160634
Registration Statement on Form S-1

Ladies and Gentlemen:

Addus HomeCare Corporation hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 p.m. on October 27, 2009 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as possible.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Lloyd H. Spencer at (202) 585-8303 or Jennifer C. Kurtis at (212) 940-3779, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours,

ADDUS HOMECARE CORPORATION

By:	/s/ Francis J. Leonard
	Name:	Francis J. Leonard
	Title:	Senior Vice President of Finance and Treasurer

cc:	Mr. John Reynolds
Mr. Bill Kearns
Mr. Raj Rajan
Edwin S. Kim, Esq.
Pamela Howell, Esq.

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile: (703) 813-6963

Re:	Addus HomeCare Corporation
File No. 333-160634
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), we hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. on October 27, 2009, or as soon thereafter as possible.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the provisions of SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that the underwriters have distributed approximately 771 copies of the preliminary prospectus dated October 14, 2009 (12 of which were viewed online at “NetRoadshow.com”) to 291 institutional clients; and 3,062 copies (156 of which were sent electronically and 400 of which were viewed online at “Retailroadshow.com”) to individual clients.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED OPPENHEIMER & CO. INC. as representatives of the several underwriters

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Gary R. Placek
Name:	Gary R. Placek
Title:	Director

cc:	Mr. John Reynolds
Mr. Bill Kearns
Mr. Raj Rajan
Edwin S. Kim, Esq.
Pamela Howell, Esq.